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
                            UNITED STATES                       --------------------------
                                                               |        OMB APPROVAL      |
                 SECURITIES AND EXCHANGE COMMISSION            |--------------------------|
                       Washington, D.C. 20549                  |                          |
                                                               |       OMB Number:        |
                             FORM 12b-25                       |                          |
                                                               |        3235-0058         |
                     NOTIFICATION OF LATE FILING               |                          |
                                                               |         Expires:         |
                                                               |                          |
                                                               |      April 30, 2009      |
(Check One): |X| Form 10-K  |_| Form 20-F  |_| Form 11-K       |                          |
                                                               | Estimated average burden |
             |_| Form 10-Q  |_| Form N-SAR |_| Form N-CSR      |                          |
                                                               | hours per response 2.50  |
For Period Ended:   December 31, 2006                          |--------------------------|
                    -----------------                          |--------------------------|
                                                               |                          |
                  |_|  Transition Report on Form 10-K          |                          |
                  |_|  Transition Report on Form 20-F          |       SEC File No.       |
                  |_|  Transition Report on Form 11-K          |       33-46104-FW        |
                  |_|  Transition Report on Form 10-Q          |                          |
                  |_|  Transition Report on Form N-SAR         |        CUSIP NO.         |
                                                               |        883906406         |
                                                               |                          |
For the Transition Period Ended:                               |                          |
                                 ---------------------------    --------------------------
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   Read Instruction (on back page) Before Preparing Form. Please Print or Type
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION


ThermoEnergy Corporation
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Full Name of Registrant


N/A
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Former Name if Applicable


124 West Capitol Avenue, Suite 880
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Address of Principal Executive Office (Street and Number)


Little Rock, Arkansas 72201
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City, state and zip code



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


                                     PART II
                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      |  (a)   The reasons described in reasonable detail in Part III of this
      |        form could not be eliminated without unreasonable effort or
|X|   |        expense;
      |  (b)   The subject annual report, semi-annual report, transition report
      |        on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR or
      |        portion thereof, will be filed on or before the fifteenth
      |        calendar day following the prescribed due date; or the subject
      |        quarterly report or transition report on Form 10-Q, or portion
      |        thereof, will be filed on or before the fifth calendar day
      |        following the prescribed due date; and
      |  (c)   The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006 cannot be filed within the prescribed time period because we are experiencing delays in the collection of certain information required to be included in the Form 10-KSB. These delays could not be eliminated without unreasonable effort or expense. We expect to file the Form 10-KSB as soon as reasonably practicable following the prescribed due date and within the time period permitted by Rule 12b-25.

              Cautionary Note Regarding Forward Looking Statements

Statements made in this Form 12b-25, as well as statements made by us in periodic filings with governmental entities, press releases and other public communications, that reflect management's current assumptions and estimates of future performance may contain forward-looking statements to future events or future financial performance that involves risks and uncertainties. These statements are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934. These statements are only predictions and actual results could differ materially from those anticipated in these statements based upon a number of factors including those uncertainties and risk factors detailed from time to time in reports filed by us with the Securities and Exchange Commission, including our most recent reports on Forms 10-KSB and 10-QSB.


                                     PART IV
                                OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification
      Andrew T. Melton          501                376-6477
         (Name)              (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
      |X| Yes  |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |X| No

   If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            THERMOENERGY CORPORATION
                            ------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  April 3, 2006                By:   /s/ Andrew T. Melton
       -----------------------          -------------------------------------
                                        Andrew T. Melton
                                        Executive Vice President
                                        Chief Financial Officer



                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).